UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 62)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Destination XL Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25057L102

(CUSIP Number)

Seymour Holtzman

c/o Jewelcor Companies

100 N. Wilkes Barre Blvd.

Wilkes-Barre, Pennsylvania 18702

(570) 822-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box   ☐.

CUSIP No. 25057L102	13D

1.	Names of Reporting Persons Seymour Holtzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,469,018 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,469,018 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,469,018 (1) – See Item 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 339,594 shares of Common Stock owned by Jewelcor Management, Inc. Mr. Holtzman is an indirect controlling shareholder of Jewelcor Management, Inc.

CUSIP No. 25057L102	13D

1.	Names of Reporting Persons Evelyn Holtzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 See Item 5.
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25057L102	13D

1.	Names of Reporting Persons Jewelcor Management, Inc. 23-2331228
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 339,594
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 339,594
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,594 - See Item 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.53%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 62 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Destination XL Group, Inc. (FKA Casual Male Retail Group, Inc.), a Delaware corporation (the “Issuer”). The address of the principal business and principal offices of the Issuer is 555 Turnpike Street, Canton, Massachusetts, 02021.

CUSIP No. 25057L102	13D

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of July 30, 2021, the Reporting Persons, except for JMI, included in this filing may be deemed to be the beneficial owners of 4,469,018 shares of the Issuer’s Common Stock, representing an aggregate of approximately 7.0% of the outstanding shares of the Issuer’s Common Stock based upon the 63,526,601 shares of Common Stock outstanding as of May 14, 2021 as reported by the Issuer in its Form 10-K/A filed on June 1, 2021. Such amount includes 339,954 shares of Common Stock owned by JMI. Mr. Holtzman is an indirect controlling shareholder of JMI.

As of July 30, 2021, JMI beneficially owns 339,954 shares of the Issuer’s Common Stock, representing an aggregate of approximately 0.53% of the outstanding shares of the Issuer’s Common Stock. Mr. Holtzman is an indirect controlling shareholder of JMI.

As of July 30, 2021, the Reporting Persons beneficially own an aggregate of 4,469,018 shares of the Issuer’s Common Stock, representing an aggregate of approximately 7.0% of the outstanding shares of the Issuer’s Common Stock based upon the 63,526,601 shares of Common Stock outstanding.

CUSIP No. 25057L102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2021
(Date)

/S/ Seymour Holtzman
Seymour Holtzman

/S/ Evelyn Holtzman
Evelyn Holtzman

JEWELCOR MANAGEMENT, INC.

By:	/S/ Seymour Holtzman
Name: Seymour Holtzman
Title: President